EXHIBIT (a)(1)(xii)

E-mail

To:	Eligible Symmetricom Employees
From:	Bill Dee, Vice President, Controller
Date:	June __, 2003

Dear Symmetricom Employee:

Thank you for your submission of the Election to [Tender] [Exchange] Form in connection with the Stock Option [Purchase] [Exchange] Program. We confirm with this letter that we have accepted your election form and have cancelled your options elected for [Tender] [Exchange]. You now have the right to receive [Cash] [Restricted Stock] in accordance with the terms of the Offer to [Purchase] [Exchange], which will be [paid] [issued] to you as soon as is practicable.

Enclosed is your Election to [Tender] [Exchange] Form countersigned by us. This countersigned election form confirms the number of shares accepted by us for exchange.

If you have any questions, please reply to this note at tenderoffer@symmetricom.com.

Thank you.

Sincerely,

Bill Dee

Vice President, Controller